082-34945

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VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2009 APR 28 A 6:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX and Media Release

Viralytics receives approval to increase CAVATAK dosage levels in intravenous cancer trial

SUPPL

20 April 2009, Sydney: Viralytics Limited (ASX: VLA) has received ethics committee approval to increase the dosage levels of CAVATAK in its Phase I intravenous breast cancer, prostate cancer and melanoma trial.

Dosing will now commence at what was the highest dosing level of the original trial schedule and escalate to approximately 100 fold higher levels than planned for in the original design.

The intravenous trial will now comprise 9 patients in total. For completion of the trial, a further 6 patients need to be recruited.

While Phase I studies are designed primarily to assess patient tolerance, increasing the CAVATAK dosing schedule may provide meaningful preliminary efficacy data in preparation for a Phase II study.

Overall, CAVATAK continues to be well tolerated by late stage cancer patients participating in all three Viralytics Phase I clinical trials.

Enquiries

Bryan Dulhunty
Managing director
Viralytics Ltd
T: 02 9499 3200
M: 0433 217 876
E: bryan.dulhunty@viralytics.com

[redacted]

09045970

About Viralytics Ltd

Viralytics is listed on the Australian Securities Exchange (ASX code: VLA). Viralytics' ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

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